CUSIP NO. 34553D101	13 G	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

ForeScout Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34553D101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 34553D101	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel VIII L.P. (“A8”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,703,261 shares, except that Accel VIII Associates L.L.C. (“A8A”), the general partner of A8, may be deemed to have sole power to vote these shares, and Arthur C. Patterson (“ACP”) and James R. Swartz (“JRS”), managing members of A8A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,703,261 shares, except that A8A, the general partner of A8, may be deemed to have sole power to dispose of these shares, and ACP and JRS, managing members of A8A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,703,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.8%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 34553D101	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel VIII Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,430,626 shares, of which 3,703,261 are directly owned by A8 and 727,365 are directly owned by Accel Internet Fund IV L.P. (“AIF4”). A8A, the general partner of A8 and AIF4, may be deemed to have sole power to vote these shares, and ACP and JRS, managing members of A8A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,430,626 shares, of which 3,703,261 are directly owned by A8 and 727,365 are directly owned by AIF4. A8A, the general partner of A8 and AIF4, may be deemed to have sole power to dispose of these shares, and ACP and JRS, managing members of A8A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,430,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	11.7%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 34553D101	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel Internet Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
727,365 shares, except that A8A, the general partner of AIF4, may be deemed to have sole power to vote these shares, and ACP and JRS, managing members of A8A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
727,365 shares, except that A8A, the general partner of AIF4, may be deemed to have sole power to dispose of these shares, and ACP and JRS, managing members of A8A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	727,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	1.9%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 34553D101	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel Investors 2000 L.L.C. (“AI00”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 320,654 shares, except that ACP and JRS, managing members of AI00, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 320,654 shares, except that ACP and JRS, managing members of AI00, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	320,654
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.8%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 34553D101	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Arthur C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,000 shares.
6	SHARED VOTING POWER
		4,751,280 shares, of which 3,703,261 are directly owned by A8, 727,365 are directly owned by AIF4, and 320,654 are directly owned by AI00. A8A is the general partner of A8 and AIF4, and ACP, a managing member of A8A and AI00, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 25,000 shares.
8	SHARED DISPOSITIVE POWER
		4,751,280 shares, of which 3,703,261 are directly owned by A8, 727,365 are directly owned by AIF4, and 320,654 are directly owned by AI00. A8A is the general partner of A8 and AIF4, and ACP, a managing member of A8A and AI00, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,776,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.6%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 34553D101	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. James R. Swartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		4,751,280 shares, of which 3,703,261 are directly owned by A8, 727,365 are directly owned by AIF4, and 320,654 are directly owned by AI00. A8A is the general partner of A8 and AIF4, and JRS, a managing member of A8A and AI00, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		4,751,280 shares, of which 3,703,261 are directly owned by A8, 727,365 are directly owned by AIF4, and 320,654 are directly owned by AI00. A8A is the general partner of A8 and AIF4, and JRS, a managing member of A8A and AI00, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,751,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 34553D101	13 G	Page 8 of 13

ITEM 1(A).	NAME OF ISSUER ForeScout Technologies, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 190 West Tasman Drive

San Jose, CA 95134

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Accel VIII L.P. (“A8”), Accel VIII Associates L.L.C. (“A8A”), Accel Internet Fund IV L.P. (“AIF4”), Accel Investors 2000 L.L.C. (“AI00”), Arthur C. Patterson (“ACP”) and James R. Swartz (“JRS”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A8A, the general partner of A8 and AIF4, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A8 and AIF4. ACP and JRS are managing members of A8A and AI00 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A8A and AI00.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Accel Partners

500 University Avenue
Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP A8 and AIF4 are Delaware limited partnerships. A8A and AI00 are Delaware limited liability companies. ACP and JRS are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock, $0.001 par value

CUSIP #34553D101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2017:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

CUSIP NO. 34553D101	13 G	Page 9 of 13

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A8 and AIF4, and the limited liability company agreements of A8A and AI00, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 34553D101	13 G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Entities:

Accel VIII L.P.*
Accel VIII Associates L.L.C.*
Accel Internet Fund IV L.P.*
Accel Investors 2000 L.L.C.*
	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

Individuals:

Arthur C. Patterson*
James R. Swartz*
	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 34553D101	13 G	Page 11 of 13

EXHIBIT INDEX

		Sequentially
Exhibit	Document Description	Numbered Page

Exhibit A	Agreement of Joint Filing	12

Exhibit B	Reference to Tracy L. Sedlock as Attorney-in-Fact	13

CUSIP NO. 34553D101	13 G	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ForeScout Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2018

Entities:

Accel VIII L.P.*
Accel VIII Associates L.L.C.*
Accel Internet Fund IV L.P. *
Accel Investors 2000 L.L.C.*

	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

Individuals:

Arthur C. Patterson* James R. Swartz*

	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 34553D101	13 G	Page 13 of 13

EXHIBIT B

REFERENCE TO TRACY L. SEDLOCK AS ATTORNEY-IN-FACT

Tracy L. Sedlock has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.